 Exhibit 99.2

  NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are hereby given notice of Denison Mines Corp.’s Annual General Meeting of Shareholders.

When	Where
Thursday, June 25, 2020 9:30 a.m. Meeting There will be no reception or refreshments in advance	The offices of the Corporation 1100 - 40 University Avenue Toronto, Ontario M5J 1T1 Please plan to vote in advance of the meeting and not attend in person

The purpose of the Meeting is:

(a) to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2019, along with the auditor’s report on the statements;

(b) to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor;

(c) to elect eight directors to the Board for the upcoming year;

(d) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and

(e) to transact such other business as may properly come before the Meeting.

If you held shares in Denison Mines Corp. on May 6, 2020, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

Your vote is important.  Given the extraordinary social and economic impacts of the COVID-19 pandemic, including governmental recommendations and/or orders for social distancing and restrictions on non-essential travel and business activities, we request that shareholders do not attend the meeting in person. We believe it is in the best interests of our shareholders, directors and employees for shareholders to communicate their votes and their opinions with the Corporation in advance of, instead of at, the meeting.

This notice is accompanied by the Management Information Circular which describes who can vote, how to vote, and what the Meeting will cover. We recommend you refer to the Annual General Meeting page of the Corporation’s website at www.denisonmines.com for the most up-to-date information regarding the meeting and as a method to ask questions of the directors and/or management in advance of the meeting.

The 2019 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2019, has been mailed to those shareholders who requested a copy. This information is also available on Denison’s website at www.denisonmines.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission at www.sec.gov/edgar or by request to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario M5J 1T1.

2020 DENISON NOTICE OF MEETING

As described in the “notice and access” notification mailed to shareholders of the Company, Denison has opted to deliver its Meeting materials to shareholders by posting them on its website at www.denisonmines.com. The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and the Company’s printing and mailing costs.

The Meeting materials will be available on the Company’s website on May 19, 2020 and will remain on the website for one full year. The Meeting materials will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar on May 19, 2020.

Shareholders who wish to receive paper copies of the Meeting materials prior to the meeting may request copies from the Company by calling 1-888-689-7842 or by sending an email to info@denisonmines.com no later than June 15, 2020.

Please vote by using the proxy form or voting instruction form included with the “notice and access” notification and return it before 9:30 a.m. (Eastern Time) on June 23, 2020 in accordance with the instructions provided.

Yours truly,

David Cates
Director, President & Chief Executive Officer
Dated May 12, 2020

 2020 DENISON NOTICE OF MEETING